UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Information Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45675Y104

(CUSIP Number)

August 26, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104

1.	Names of Reporting Persons Frank D. Martell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 962,563 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 962,563 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,563 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.98% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)           Name of Issuer:

Information Services Group, Inc.

(b)           Address of Issuer’s Principal Executive Offices

Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Item 2.

(a)           Name of Person Filing

Frank D. Martell

(b)           Address of Principal Business Office or, if none, Residence

335 Piazza Lido
Newport Beach, CA  92663

(c)           Citizenship

Frank D. Martell	United States

(d)           Title of Class of Securities

Common Stock

(e)           CUSIP Number

45675Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Frank D. Martell was a member of Oenoke Partners, LLC (“Oenoke”) and owned twenty-five percent of the outstanding membership interests.  Oenoke held 7,410,937 shares of common stock and 6,500,000 shares of common stock underlying warrants.  Pursuant to a Plan of Liquidation and Dissolution, adopted on December 17, 2008, Oenoke dissolved and distributed its shares of common stock and warrants pro rata to its four members who now hold the common stock and warrants directly.  On August 26, 2010, Mr. Martell held the following shares of common stock:

(a)           Amount Beneficially Owned:

Frank D. Martell	962,563

Mr. Martell holds 672,493 shares of common stock and 290,070 shares of common stock underlying warrants.  These warrants are currently exercisable and therefore, the underlying common stock is deemed to be beneficially owned.

(b)           Percent of Class:

Frank D. Martell	2.98%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

Frank D. Martell	962,563

(ii)           Shared power to vote or to direct the vote:

Frank D. Martell	0

(iii)           Sole power to dispose or to direct the disposition of:

Frank D. Martell	962,563

(iv)           Shared power to dispose or to direct the disposition of:

Frank D. Martell	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2010
Date

/s/ Frank D. Martell
Signature

Frank D. Martell
Name